

10025594

UNITED STATES
:TIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT   Section
FORM X-17A-5
PART III

FEB 24 2010

SEC FILE NUMBER
8-67169

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

:PORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING ___December 31, 2009___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

\ME OF BROKER-DEALER:

T Brokers, LLC

OFFICIAL USE ONLY
FIRM ID NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
20 Bush Street, Suite 950

(No. and Street)

an Francisco	CA	94104
City)	(State)	(Zip Code)

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ierbert C. Kurlan   **(415) 293-3858**

(Area Code – Telephone No.)

3. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name -- *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **Herbert C. Kurlan**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertain to the firm of **VT BROKERS, LLC** as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
                                                    Signature

                                                    CEO
_____
                                                    Title

Subscribed and sworn to before me
this 23 day of February 2010

_____
Notary Public

MARISSA TOLENTINO
Commission # 1858064
Notary Public - California
San Francisco County
My Comm. Expires Jul 17, 2013

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Member
  VT Brokers, LLC

We have audited the accompanying statement of financial condition of VT Brokers, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VT Brokers, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
February 22, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

*Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent
accounting and consulting firms.*

VT BROKERS, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	108,736
Receivable from clearing broker		268,055
Accounts receivable		59,153
Deposit with clearing broker		250,000
Prepaid expense		2,556
Total assets	$	688,500

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	59,086
Member's equity		629,414
Total liabilities and member's equity	$	688,500

See Accompanying Notes to Financial Statements

VT BROKERS, LLC
Statement of Operations
Year Ended December 31, 2009

Revenues:

Commissions from agency desk	$	172,923
Commissions from customer accounts		56,080
Interest income		332
Total revenue		229,335

Expenses:

Agency desk commissions to brokers	78,409
Agency desk trader compensation	55,465
Occupancy	22,005
Professional fees	17,601
Regulatory fees and taxes	14,601
General and administrative	12,650
Consulting fees	8,859
Total expenses	209,590
Net income	$ 19,745

See Accompanying Notes to Financial Statements

VT BROKERS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

Member's equity, beginning of the year	$	109,669
Contributions to member's equity		500,000
Net income		19,745
Member's equity, end of the year	$	629,414

See Accompanying Notes to Financial Statements

VT BROKERS, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:

Net income	$	19,745

Adjustments to reconcile net income to net cash
   used in operating activities:

Increase in receivable from clearing broker	(268,055)
Increase in accounts receivable	(59,153)
Increase in deposit with clearing broker	(250,000)
Decrease in prepaid expense	135
Increase in accounts payable and accrued expenses	48,216
Net cash used in operating activities	(509,112)

Cash flows from financing activities:

Contribution from member	500,000

Net decrease in cash		(9,112)
Cash, beginning of year		117,848
Cash, end of year	$	108,736

1.   Business and Summary of Significant Accounting Policies

Business

VT Brokers, LLC, (the "Company") is a Delaware limited liability company formed in 2003. The Company is a wholly-owned subsidiary of VT Brokerage Group LLC (the "Parent"), a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission and Municipal Securities Rulemaking Board and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company received approval from FINRA in April 2009 to act as a fully disclosed introducing broker dealer. At this time, the Company started to generate revenue. Merrill Lynch Professional Clearing Corp. ("Clearing Broker") provides custodial and clearing services to the Company.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

Cash consists of cash on deposit with a commercial bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Revenue Recognition

Commissions from agency desk are recorded upon completion of executing client orders to buy and sell option contracts.

Commissions from customer accounts are generated through introducing customer accounts to the clearing broker. Commission revenue is recorded on a trade date basis as securities transactions occur.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. LLC fees levied at the state level are immaterial and are not separately stated in the statement of operations. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2005.

VT BROKERS, LLC
Notes to Financial Statements
December 31, 2009

1. Business and Summary of Significant Accounting Policies (continued)

    Use of Estimates

    The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $622,858, which was $572,858 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.09 to 1.

    During the membership application process the Company was required by FINRA to maintain a minimum net capital of $50,000. Upon approval of membership application in February 2009, FINRA reduced the minimum net capital requirement to $5,000. The Company is in the process of applying to FINRA to increase the minimum net capital requirement to $50,000. During 2009, the Company operated and prepared net capital computations with $50,000 as its required minimum net capital.

3. Related Party Transactions

    The Company leases its office facility under the terms of an expense-sharing agreement with V Trader Pro, LLC (the "Affiliate"). Under the terms of the agreement, the Company allocates $1,250 in monthly rent to the Affiliate. During 2009, the Company paid $15,000 to the Affiliate for rent. The Company is currently on a month to month lease and may end its obligations under this agreement on 30 days notice.

4. Subsequent Events

    Management evaluated subsequent events through February 22, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I
Page 1 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: ___VT Brokers, LLC___   as of ___December 31, 2009___

1. Total ownership equity from Statement of Financial Condition..				$ 629,414	3480
2. Deduct ownership equity not allowable for Net Capital...					3490
3. Total ownership equity qualified for Net Capital..				$ 629,414	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............					3520
B. Other (deductions) or allowable credits (List)...					3525
5. Total capital and allowable subordinated liabilities...				$ 629,414	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C).............................Prepaid Expenses	$ 2,556	3540			
B. Secured demand note delinquency..	$	3590			
C. Commodity futures contracts and spot commodities – proprietary capital charge.	$	3600			
D. Other deductions and/or charges..	$ 4,000	3610		(6,556)	3620
7. Other additions and/or allowable credits (List)...					3630
8. Net capital before haircuts on securities positions..				622,858	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
A. Contractual securities commitments..		3660			
B. Subordinated securities borrowings..		3670			
C. Trading and investment securities:					
1. Exempted Securities..		3735			
2. Debt securities...		3733			
3. Options...		3730			
4. Other securities...		3734			
D. Undue Concentration..		3650			
E. Other (List)...		3736			3740
10. Net Capital...				$ 622,858	3750

- 8 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: __VT Brokers, LLC__   as of __December 31, 2009__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..	$ 3,939	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)......................................	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	50,000	3760
14. Excess net capital (line 10 less 13)..	572,858	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)......................................	616,949	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition.......................................	59,086	3790

17. Add:

A. Drafts for immediate credit.......................................	$	3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited...................................	$	3810	
C. Other unrecorded amounts (List)...............................	$	3820	3830

19. Total Aggregate indebtedness...	$ 59,086	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)........................	9%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)........................		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24. Net capital requirement (greater of line 22 or 23)...		3760
25. Excess capital (line 10 or 24)..		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000...............................		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

VT BROKERS, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

VT BROKERS, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

VT BROKERS, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2009

1. <u>Reconciliation of Computation of Net Capital to Respondent's Computation</u>

   The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 622,858	$ 59,086	9%
Computation per Schedule I	622,858	59,086	9%
Differences	$ -	$ -	

2. <u>Reconciliation of Computation of Reserve Requirements to Respondent's Computations</u>

   The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Member
 VT Brokers, LLC

In planning and performing our audit of the financial statements of VT Brokers, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent
accounting and consulting firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hank, Levy & Weiland LLP

San Francisco, California
February 22, 2010

VT BROKERS, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2009